Loveseat.com

Online Vintage Furniture Auction

 LOVESEAT.COM SAN DIEGO

main street   b2c   female founder   retail   ecommerce

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 *Loveseat.com is a thriving local online auction marketplace in San Diego & Los Angeles. Today we are selling over 2,000 pieces of furniture and decor on a monthly basis. We are raising money to scale up our operations in our current markets as well as to expand geographically, ultimately to every city in the United States.*

Chris Stanchak Cofounder & CEO @ Loveseat.com

LOVE SEAT   UPDATES   ABOUT   GRAPEVINE   ASK A QUESTION

Why you may want to support us...

1. Selling 500+ pieces of furniture each week.

2. 96% of items sell in 1 week at an average price of $55.

3. 61% of bidders repeat monthly.

4. Take rate is 68% of Gross Merchandise Sales.

5. Solid founding team - Wharton / Venmo (exit) / Ticketleap (exit).

6. Market opportunity north of $1b annually.

7. Nearly 25% of consignors have participated in 3+ auctions.

8. 1500+ bidder registrations monthly.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Chris Stanchak**
Cofounder & CEO
Serial entrepreneur w/ 14 years of ecommerce experience. SEO nerd. Founder of Ticketleap.


 **Jenny Stanchak**
Cofounder & CTO
Jenny is a former investment banker and self-taught software engineer. Employee #7 at Venmo.


Why people love us

 *I'm a believer in Loveseat. I met Chris many years ago, and became an investor in his last company, TicketLeap, which ultimately produced a nice return. When Chris & Jenny approached me to be an advisor to Loveseat, I jumped at the opportunity and soon became their lead investor. The market opportunity in local used goods is huge, and the current solutions are full of friction. If their thesis plays out, this could be quite a large business. As an advisor to Loveseat for four years, I've had a front row seat to how Chris & Jenny work. I'm impressed with their tenacity, speed of iteration, and ability to find product / market fit.*

Gabriel Weinberg
Founder and CEO of DuckDuckGo

A hidden gem in downtown LA. If you're in search for vintage or antique furniture, this is

...hidden gem in downtown LA. If you're in search for vintage or antique furniture, this is the place to go. Their online auctions are where you'll find the best deals.
Joshua W.

Fun set up. I love the preview day. The online auction is straight forward. I've scored some amazing deals!
Lia G.

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Some of our investors

WE'VE RAISED $2,142,534 FROM 169+ INVESTORS SINCE OUR FOUNDING


Chris Stanchak
cofounder/ceo of @loveseatsd. founder of @ticketleap. starter of things. new, old hacker.


Gabriel Weinberg
CEO and Founder, DuckDuckGo


Leonard Helbig
Retired Commercial Real Estate Executive


Carmon Reynolds
Retired Military Warrant Officer. Like to fish on occasion.


Harun Ali
Harun Ali


Laura Lynn Bleier Tumminelli
I believe that everyone can succeed if your doing what you love.
(in) (y)


Nicholas Hillard
Real Estate Investment Fund Manager and Developer
(in)


Jurijs Kovzels
Service and Customer Experience designer
(in)


Lance SCADDEN
Business and Data Analyst, Investor, CFA Charterholder

along with 160 other investors

In the news


Auction Action | Home Living & Design March 2019
Online furniture auction brings modern tech to the world of antiques by catering to thrifty consumers on a local level.
May 10, 2019 @ issuu.com


Meet Chris Stanchak of Loveseat.com | Voyage LA
Loveseat.com began in 2013 when we (husband & wife duo, Chris & Jenny Stanchak) were moving across the country and wanted to start a company together. Jenny has a background in software engineering and
July 3, 2017 @ voyagela.com

The Loveseat Concept

Selling used furniture and other large items is a process full of friction. Marketplaces like Craigslist make it somewhat easy to sell an item or two locally, however, if you have many items to sell or don't have much time, it quickly becomes very difficult and turns into a job.

In our prior format as a used furniture ecommerce business, we bought tons (literally) of furniture from individual sellers. Through this experience, we discovered there is an enormous liquidity problem that no one is addressing.

Liquidating home furnishings is a major challenge for people every day - downsizing a...

Liquidating home furnishings is a major challenge for people every day - downsizing a whole house, big moves, estates and retail liquidations. The problem extends well past furniture into many categories of items that are difficult or cost prohibitive to ship.

Through our prior experience as a buyer, we also spent countless hours at large in-person auctions. Although these auctions are effective, they aren't very consumer-friendly and primarily cater to resellers. We're bringing this low-tech local auction business model online and making it approachable for anyone to participate as a buyer or a seller.

We believe this a huge untapped category of ecommerce that is over $1b annually.

How Loveseat Works

Our auction format makes it super easy for sellers to liquidate any number of used goods. All auctions are held out of our warehouses, and our team handles all the work of taking professional photos, measuring and listing the items online. Our bidding software is built specifically with the everyday buyer in mind, which maximizes cash value for our sellers and ensures almost 100% of our items sell in 1 week.

The Seller Experience



- Apply to consign by uploading photos

- Get approved in under 24 hours

- Schedule a paid pickup (or drop off for free)

- Receive payment in 2 weeks

The Loveseat Process



- Take professional studio item photos

- Create item listings on Loveseat.com

- Group items in auctions published every week

- Stage items for an in-person preview

The Buyer Experience



- Favorite items on our website

- Preview items in our warehouse

- Place your winning bid online

- Pick up your wins (or use 3rd party delivery)

How We Make Money

The market for non-shippable used goods is currently broken. Since our solution solves the problem so elegantly, we are rewarded with a significant take rate of 68% of GMS (gross merchandise sales) on average.

Fees are collected on both ends from the buyer & the seller. In the example below, our total revenue is $65 on a $100 sale (65% take rate).



	Buyer Fees	Seller Fees
Buyer's Premium (15%)	$15.00	
Seller's Premium (40%)		$40.00
Photo Fee		$10.00
Total	**$15.00**	**$50.00**
Collected from Buyer	$115.00	
Paid to Seller	−$50.00	
Loveseat Revenue	**$65.00**	

SIMMONS VINTAGE CADET BLUE METAL DRESSER W YELLOW TRIM

$100 11 bids ended

⏱ Ended Thu May 9, 2019 at 7:09 p.m. PT

Note: In addition to the above fees, we also generate revenue doing item pickups, although we do not see this being a long-term portion of our business. Currently, we charge $100 per truckload.

Our Results So Far

Since introducing the new online auction marketplace business model in September 2018, we've held 33 auctions out of our San Diego warehouse and 19 auctions in Los Angeles.

We are currently averaging ~$10k in GMS per auction, which translates to ~$7k in revenue each week in each city.



Other fun stats:

- $55 average item price

- 1500+ bidder registrations monthly

- 61% of bidders repeat monthly

- Nearly 25% of consignors have participated in 3+ auctions

Use of Funds

Our auction business is brand new and exciting. We are raising this round of capital to scale up our existing operations in San Diego & Los Angeles as well as to open up another market in Orange County. Our goal is to double the size of the auction business in the next 12-24 months and be poised to expand to other markets nationally.

Key areas of focus include: technology & marketing.

On the technology front, we will be building out tools to improve the consignor experience and streamline our administrative processes for managing auctions & payments. We aim to deliver a transparent and efficient experience for our consignors so they know exactly where their items are, when they can expect them to sell and when they can expect payment. We also want our consignors to be part of the experience of providing item

Investor Q&A

What does your company do? ⌄

Loveseat.com is a thriving local online auction marketplace in San Diego & Los Angeles. Today we are selling over 2,000 pieces of furniture and decor on a monthly basis. We are raising money to scale up our operations in our current markets as well as to expand geographically, ultimately to every city in the United States.

Where will your company be in 5 years? ⌄

We intend to take Loveseat nationwide. While our only focus at this time is used home furnishings, there are many other categories where we think the Loveseat experience is significantly better than the incumbents. By combining online auctions with a physical warehouse, we're able to eliminate the pricing friction of Craigslist and the shipping friction of eBay. There is potential to build a $1b/year transactional marketplace focused exclusively on local used goods.

What problem are you solving? ⌄

Liquidating used furniture is a process full of friction - multiple phone calls, coordinating schedules, no-shows, low-ballers, spammers, etc. Selling one or two items on marketplaces like Craigslist is annoying at best. If you have a whole house full to sell, you may need to quit your job.

This scenario happens more frequently than you may think - downsizing a whole house, big moves, estates and retail liquidations. Loveseat is the solution to this problem. We're an elegant and pain-free solution for liquidating an unlimited amount of non-shippable used goods.

How big is this opportunity? ⌄

We are initially going after the secondary furniture market where the seller needs to sell 3+ items. This is where we deliver the most value versus all other offerings. We think our piece of the total market where those conditions are met is conservatively around $4b.

Here is the rough breakdown of the used furniture market as a whole.

$14b marketplaces (CL, OfferUp, etc.)
$4b retail stores
$2b estate sales / garage sales

$20b total used furniture market

What is it like to sell on Loveseat? ⌄

The first step in selling on Loveseat is to submit photos via our website. Based on the pieces uploaded, we approve consignors within 24 hours. Approved consignors can schedule a paid pickup or drop off at our warehouse for free.

After the items are in our possession, our team does all the work to make sure the items sell - we take professional studio photo, write titles, and post them for sale on our website. After the items are sold, we email the consignors a summary and issue payment.

The whole process generally takes 2 weeks from start to finish.

What is it like to buy on Loveseat? ⌄

On a weekly basis in each city, we publish a new auction comprised of 250-300 items. Customers can browse what's for sale and compile a list of favorite items.

For a few hours before the auction closes, we host in-person previews so that users can inspect the items before they bid.

Bidding is done online via our website - the bidding for most items starts at $10.

Bidding is a fun and interactive experience. We send notifications via email and SMS to participants if they have been outbid. We receive regular feedback that our auction is "a little bit addictive" - in a good way!

The person with the highest bid is the winner and can pick up their items on our pickup dates from our warehouse or use a third party delivery service.

What types of items get sold on your platform? ⌄

Today we are focused on used furniture and home decor (mirrors, rugs, lamps, art, etc). We do basic curation via our website to ensure that the items we carry are of significant quality and will do well in our auction.

While our current focus is on home furnishing, in the long run we expect to broaden our categories to anything that is used and non-shippable.

How do you make money? ⌄

We collect auction fees from both the buyer and the seller. The aggregate of these fees is a take rate of 68% of GMS (gross merchandise sales).

Consignor fees are: 40% of the auction price + $10 per listing + $100 pickup fee (if applicable).

Buyer fees are: 15% of the winning bid. There are no fees to participate in the auction unless you win.

All funds from sales are held by Loveseat, and consignor payments are made 5 days after the auction end.

How do you attract customers? ˅

Because this business has strong network effects and is spreading virally, 85% of our new bidders find us organically. The rest we source through online partnerships, SEO (one of our areas of expertise), traditional online marketing, and email marketing.

All of our consignors have found us organically, and we have spent $0 on the supply side of our marketplace.

How profitable is this? ˅

As mentioned previously, the take rate on our sales is 68%. The margin from these revenues is 92%.

Because of the efficiency with our warehouse and staffing operations, our operational net margin is 35% per location.

Describe the type of person who sells on Loveseat ˅

All of our inventory is consigned locally by individuals, estate sale companies, estate liquidators, and retail stores.

Nearly 25% of our consignors have participated in 3 or more auctions, and the majority of our inventory comes from repeat consignors that bring us new pieces every week.

Describe the type of person who buys on Loveseat ˅

Our bidders are individual users looking for a single piece to decorate their homes, avid collectors of a certain type of furniture or decor style, and professional furniture resellers.

Most of these bidders come back to see our new items every week, with 61% of our bidders repeating monthly.

What makes this uniquely better than other ways of selling? ˅

The main advantage of selling via Loveseat versus other marketplaces is the ease and reliability of liquidity. Nearly 100% of items placed in our auction sell within 1 week with minimal effort to the consignor.

We are not targeting the one-time Craigslist seller who just needs to sell 1 or 2 pieces, but rather the person who needs to sell a lot with a little time.

How do you plan on scaling? ˅

To start with, we plan on increasing the footprint of our current locations in San Diego and Los Angeles, as well as opening additional locations in Southern California.

Beyond this, we have identified at least 30 markets int he United States where we believe we could have a significant presence.

Furthermore, we anticipate expanding beyond just furniture and home decor and into any other category of non-shippable item where we are a good fit.

The aggregate of all these efforts is the potential to build a marketplace of over $1b.

How defensible is this idea? ˅

The network effects in many tech businesses (especially marketplaces) create a natural defensible position for the frontrunner.

We've already proven that the more participants (both buyers and sellers) we have in our auction, the more valuable the platform becomes for all involved.

We will be the dominant platform for local used goods because we are the first with an open auction format that combines technology with a physical space. To succeed with this first mover advantage, we need to move fast.

Ultimately, auctions are a liquidity game and growth begets growth.

How have you grown since the last time you raised on Wefunder? ˅

Since we last raised on WeFunder, we launched our online auctions, a completely new business, which we have scaled from $0 to nearly $200k in quarterly revenue. We've also successfully transitioned away from our retail business model while reducing our quarterly burn by 30%.

Why did you decide to transition to an auction model? ˅

As we were scaling our prior model, we realized there was a far greater opportunity on the supply side of the business than we could address. Because we were a retail business, every item we purchased had to be scrutinized as to gross margin %, days of turn, etc. Because of this, we were leaving 80% of the opportunity on the table. By transitioning to an auction model, we could open up the floodgates on the inventory side and have a highly efficient business that guarantees quick liquidity.

Furthermore, under our prior model, we had to 'store' significant amounts of capital in inventory - this meant we couldn't deploy our resources as much as we wanted towards marketing, technology, etc. The auction model solves a real problem for our consignors marketing, technology), etc. The auction model serves a real problem for our consignors and gives us a much clearer path to scaling nationally.

Who are your competitors? ⌄

Our primary competitor is traditional in-person auction houses. These businesses typically have a crowd that is largely comprised of dealers and an auctioneer selling items one by one. While this is effective in some respects, it leaves tremendous potential unrealized as few individual consumers have the patience to participate in this format. This means everything is sold for wholesale prices instead of closer to retail.

What do you understand that your competitors don't get? ⌄

We understand technology and payments in a way that few other teams do. Our backgrounds in timed events (Chris previously founded TicketLeap.com) and payments (Jenny was an early employee at Venmo) give us an unfair advantage. Furthermore, most of our competitors are in-person auction houses that have little to any technical understanding. There are a few smaller legacy online auction platforms that some auction houses use, but since the auction houses do not directly own the technology, they can never offer the perfect solution. This leaves the market wide open.

What's next for your business and why are you raising money now? ⌄

The most important thing we need to focus on in the short term is improving the consignor experience. We aim to deliver a transparent and efficient experience for our consignors so they know exactly where their items are, when they can expect them to sell and when they can expect payment. We also want our consignors to be part of the experience of providing item content for their listings and to even help with the marketing. Since growing the number of consignors and the quantity of items they are placing in our auction unlocks revenue growth for us, this is the most logical focus area.

How will you use the funds raised on Wefunder to accomplish the next milestone? ⌄

Our auction business is brand new and exciting. We are raising this round of capital to scale up our existing operations in San Diego & Los Angeles as well as to open up another market in Orange County. Our goal is to double the size of the auction business in the next 12-24 months and be poised to expand to other markets nationally.

This capital will give us the time we need to build and deliver a product that is a perfect fit for the market. Beyond that, we want to build out a small team focused on increasing the amount of inventory via marketing and business development efforts. As we perfect these areas, we intend to expand to our next market, Orange County, CA and beyond that to the rest of the United States.

